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                                                              EXHIBIT 99(a)(9)
FOR IMMEDIATE RELEASE


         HART-SCOTT-RODINO WAITING PERIOD EXPIRES FOR FUJI PHOTO FILM'S
                    TENDER OFFER FOR PRIMESOURCE CORPORATION


         Elmsford, NY - October 2, 2001 - Fuji Photo Film U.S.A., Inc. announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the pending tender offer by its subsidiary, FPF Acquisition Corp., for all outstanding shares of common stock (and associated rights) of PrimeSource Corporation (PSRC/Nasdaq National Market) expired at 11:59 p.m., New York City time, on September 24, 2001.

         The tender offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Tuesday, October 9, 2001, unless the offer is extended.

         The tender offer is being made pursuant to the terms of a previously announced merger agreement between FujiFilm and PrimeSource. In the merger to occur following the consummation of the tender offer, each share of PrimeSource common stock which is outstanding and not purchased pursuant to the tender offer will be converted into the right to receive $10.00 in cash.

         The tender offer is conditioned upon, among other things, the tender of PrimeSource shares which, together with the shares already owned by FujiFilm, represent at least 80% of the shares outstanding on the expiration date of the offer, and the other conditions listed in the Offer to Purchase.

         Questions or requests for assistance may be directed to Bear, Stearns & Co., Inc., which is acting as Dealer Manager for the tender offer, or to D.F. King & Co., Inc., which is acting as Information Agent for the tender offer. Copies of the offering materials may be obtained from the Information Agent.

         Fuji Photo Film U.S.A., Inc. is the U.S. marketing subsidiary of Fuji Photo Film Co., Ltd. of Tokyo (FUJIY), a leading global manufacturer of imaging and information products providing a complete portfolio of imaging and information products, services and e-solutions to retailers, consumers, professionals and business customers.

         PrimeSource shareholders should carefully review the tender offer statement and other tender offer documents which previously were filed with the Securities and Exchange Commission and mailed to PrimeSource shareholders prior to making any decisions with respect to the tender offer described above as those documents contain important information. PrimeSource shareholders are also able to obtain tender offer documents at the SEC's website at www.sec.gov.

Contacts:        Fuji Photo Film, U.S.A., Inc.
                 Tim Combs
                 Tel. (630) 259-7256

                 Thomas H. Shay
                 Tel. (914) 789-8145